VIA EDGAR

Alyssa Wall, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pish Posh Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-267982

Dear Ms. Wall:

Please accept this letter as an amendment to the Registration Statement on Form S-1 (File No. 333-267982) filed with the Securities and Exchange Commission on October 21, 2022 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Company requests that the Staff contact Louis Lombardo, Esq. at (212) 655-3518 or LL@msf-law.com with any questions or comments.

PISHPOSH, INC.

/s/ Jesse Sutton
Jesse Sutton
Chief Executive Officer